UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 16, 2017 titled “Grupo Financiero Santander México Launches “Tuiio” a Financial Inclusion Program For Low Income Individuals”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: October 16, 2017

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO LAUNCHES “TUIIO” A FINANCIAL INCLUSION PROGRAM FOR LOW INCOME INDIVIDUALS

Mexico City, Mexico, October 16, 2017 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Group”) announces the launch of "Tuiio" a financial inclusion program for low income individuals, which aims to have a measurable social impact through a competitive and comprehensive micro lending offer.

The launch was led by Ms. Ana Botín, Executive Chairman of Banco Santander S.A. (Santander México’s parent company) and Mr. Héctor Grisi Checa, CEO of Santander México.

"Tuiio", which will have its own operating model, infrastructure and brand, is a robust financial inclusion program that will leverage technology to support the needs of Mexico’s low-income segment. It aims to generate measurable social impact through productive micro-lending, a digital savings account, its own branch network, staff, ATMs, point-of-sale terminals and electronic banking.

The initiative will include a financial education program for clients, with the purpose of maximizing their skills and developing their employment potential.

Executive Chairman of Banco Santander S.A,. Ms. Ana Botín noted: “Tuiio is an initiative that aims to improve people's lives and promote broader economic development. Beyond improving an individual’s situation, well-realized financial inclusion initiatives can have significant macroeconomic effects on productivity and growth."

Mr. Héctor Grisi emphasized that “Tuiio” will be significant for the bank in Mexico. He noted: "We developed Tuiio with the purpose of creating an allied institution for the people, one that speaks to them in a clear fashion and meets their needs with the best products and accessible tools. All this is underpinned by the security, knowledge and support of Santander, a top-tier bank with international reach."

By the end of the year, Tuiio is expected to have 10 offices and 160 employees in Estado de México. Within three years, Tuiio is expected to have 130 branches and a presence in several states throughout Mexico.

About Grupo Financiero Santander México

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2017, Santander México had total assets of Ps.1,209 billion under Mexican Banking GAAP and more than 14.3 million customers. Headquartered in Mexico City, the Company operates 1,075 branches and 324 offices nationwide and has a total of 17,209 employees.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx                            www.santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE